UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

October 20, 2021

Date of Report (date of earliest event reported)

RAYMOND JAMES FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Florida	1-9109	59-1517485
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

880 Carillon Parkway	St. Petersburg	Florida	33716
(Address of principal executive offices)			(Zip Code)

(727) 567-1000

(Registrant’s telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value	RJF	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act (17 CFR 230.405) or Rule 12b-2 of the Exchange Act (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 20, 2021, Raymond James Financial, Inc. (NYSE: RJF), a Florida corporation (“Raymond James”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TriState Capital Holdings, Inc. (NASDAQ: TSC), a Pennsylvania corporation (“TriState Capital”), Macaroon One LLC, a Florida limited liability company and direct, wholly-owned subsidiary of Raymond James (“Merger Sub 1”) and Macaroon Two LLC, a Florida limited liability company and direct, wholly-owned subsidiary of Raymond James (“Merger Sub 2”, and together with Merger Sub 1, “Merger Subs”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (a) Merger Sub 1 will merge with and into TriState Capital (the “First Merger”), so that TriState Capital is the surviving entity in the First Merger, and (b) as promptly as practicable following the First Merger, the surviving entity in the First Merger will merge with and into Merger Sub 2 (the “Second Merger”, and together with the First Merger, the “Mergers”), so that Merger Sub 2 is the surviving entity in the Second Merger. The Merger Agreement was unanimously adopted and approved by the Board of Directors of Raymond James and by the Board of Directors of TriState Capital.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “First Effective Time”):

•

Each share of the common stock, no par value, of TriState Capital (the “TSC Common Stock”) issued and outstanding immediately prior to the First Effective Time, including each outstanding unvested restricted stock award (each, a “TSC Restricted Share”) held by a non-employee director of the Board of Directors of TriState Capital (each, a “Director Restricted Share”), and except for certain shares of TSC Common Stock held by Raymond James or TriState Capital, will be converted into the right to receive (i) $6.00 in cash (the “Cash Consideration”) and (ii) 0.25 shares (the “Exchange Ratio”; and such shares, the “Stock Consideration”) of the common stock, par value $0.01 per share, of Raymond James (the “RJF Common Stock”). Holders of TSC Common Stock will receive cash in lieu of fractional shares.

•

Each share of 6.75% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock, no par value, of TriState Capital (“TSC Series A Preferred Stock”) issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive a share of a newly created series of preferred stock of Raymond James, par value $0.10 per share (“RJF Preferred Stock”), having powers, preferences and special rights that are not materially less favorable than those of the TSC Series A Preferred Stock.

•

Each share of 6.375% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, no par value, of TriState Capital (“TSC Series B Preferred Stock”) issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive a share of a newly created series of RJF Preferred Stock, having powers, preferences and special rights that are not materially less favorable than those of the TSC Series B Preferred Stock.

•

Each share of Series C Perpetual Non-Cumulative Convertible Non-Voting Preferred Stock, no par value, of TriState Capital (“TSC Series C Preferred Stock”) issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive $30.00 in cash multiplied by the number of shares of non-voting common stock, no par value, of TriState Capital such share of TSC Series C Preferred Stock is convertible into pursuant to the terms of the certificate of designations with respect to the TSC Series C Preferred Stock, as amended as contemplated in the Stone Point Support Agreement (which is described further below).

•

Those certain warrants to purchase 922,438 shares of TSC Common Stock (the “Warrants”) shall be automatically converted into the right to receive a cash payment equal to the product of (i) the number of shares of TSC Common Stock subject to such Warrants, multiplied by (ii) $30.00 minus the applicable exercise price per share of TSC Common Stock subject to such Warrants.

•	Each outstanding option to purchase shares of TSC Common Stock (each, a “TSC Option”) shall be converted into the right to receive a cash payment equal to the product (rounded down to the nearest whole number) of the number of shares of TSC Common Stock subject to such TSC Option immediately prior to the First Effective Time and (i) (A) the amount of the Cash Consideration, plus (B) the Exchange Ratio multiplied by the Average Purchaser Share Price (defined below) (this clause (i), the “Option Payout Amount”), minus (ii) the exercise price per share of the TSC Common Stock subject to such TSC Option. Each TSC Option that has an exercise price greater than or equal to the Option Payout Amount shall cease to be outstanding, be cancelled and cease to exist and the holder of any such TSC Option shall not be entitled to payment of any consideration therefor. “Average Purchaser Share Price” means the average of the per share volume weighted average trading prices of RJF Common Stock on the New York Stock Exchange (as reported in the Eastern Edition of The Wall Street Journal, or if not reported thereby, another authoritative source) for ten (10) trading days ending on the third (3rd) business day prior to the closing of the Mergers (the “Closing”).

•

Each outstanding unvested TSC Restricted Share, except any Director Restricted Share, shall be converted into a number of restricted shares of (or, if determined by Raymond James in consultation with TriState Capital and in compliance with applicable laws and the terms of the applicable employee benefits plans of TriState Capital pursuant to which TSC Restricted Shares were issued, a number of restricted stock units denominated in shares of) RJF Common Stock (each, an “RJF Restricted Share”) equal to the Equity Award Conversion Amount (defined below) (rounded down to the nearest whole number). The term “Equity Award Conversion Amount” means (i) the Exchange Ratio plus (ii) the quotient of (A) the Cash Consideration divided by (B) the Average Purchaser Share Price.

The Merger Agreement contains customary representations and warranties from both Raymond James and TriState Capital, and each party has agreed to various covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the First Effective Time, compliance with law and regulatory approvals and (ii) in the case of TriState Capital, its obligation to call a meeting of its shareholders to approve the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement, and its non-solicitation obligations relating to alternative acquisition proposals.

The completion of the Mergers is subject to the following conditions: (i) approval of the Merger Agreement by the affirmative vote of a majority of all the votes entitled to be cast on such matter by the holders of TSC Common Stock shall have been obtained, (ii) the shares of RJF Common Stock and RJF Preferred Stock that shall be issuable pursuant to the Merger Agreement shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance, (iii) all regulatory approvals necessary to permit the parties to effect the Mergers and the transactions contemplated by the Merger Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, (iv) no such regulatory approval nor the consummation of the Mergers and the other transactions contemplated by the Merger Agreement shall have resulted in or is reasonably likely to result in a Burdensome Regulatory Condition (as defined in the Merger Agreement) or if a Burdensome Regulatory Condition was imposed or existed, it is no longer existing or applicable (the foregoing clause (iii) and this clause (iv), the “Regulatory Approval Conditions”), (v) the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) by Raymond James in connection with the transactions contemplated by the Merger Agreement shall have become effective and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn, and (vi) the absence of any order, injunction, law, regulation or other legal restraints preventing, prohibiting or making illegal the completion of the Mergers or any other transactions contemplated by the Merger Agreement. Each party’s obligation to complete the Mergers is also subject to the following additional conditions: (A) the accuracy of the representations and warranties of the other party, subject to specified materiality standards, (B) performance in all material respects by the other party of its obligations under the Merger Agreement and receipt of a certificate of specified officers of the other party to such effect, and (C) receipt by such party of an opinion from its specified counsel to the effect that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights, including that the Merger Agreement may be terminated (i) by mutual written consent of Raymond James and TriState Capital, (ii) by Raymond James or TriState Capital on or after June 30, 2022 if, under certain circumstances, a governmental or regulatory authority whose approval is required for a requisite regulatory approval has notified Raymond James or TriState Capital that it has determined not to grant (or has rescinded or revoked if previously approved) any such approval, (iii) by Raymond James on or after June 30, 2022 if (A) any Burdensome Regulatory Condition is imposed in connection with any such approval or such governmental or regulatory authority has notified Raymond James or TriState Capital that it will not grant such approval without imposition of a Burdensome Regulatory Condition or (B) the consummation of the Mergers or any other transaction contemplated by the Merger Agreement would result in a Burdensome Regulatory Condition, (iv) by Raymond James or TriState Capital if, under certain circumstances, a governmental or regulatory authority of competent jurisdiction has issued a final and nonappealable injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers or the other transactions contemplated by the Merger Agreement, (v) by Raymond James or TriState Capital if, under certain circumstances and subject to extension under certain circumstances, the Mergers are not consummated on or before the twelve (12) month anniversary of the date of the Merger Agreement, provided that either Raymond James or TriState Capital may extend such date to the fifteen (15) month anniversary of the date of the Merger Agreement if, on such twelve (12) month anniversary, the applicable conditions precedent to closing set forth in the Merger Agreement have been satisfied or waived other than, among others, the Regulatory Approval Conditions, subject to certain exceptions, (vi) by Raymond James or TriState Capital if, under certain circumstances and subject to cure periods, the other party has breached its representations, warranties or covenants in a manner that would cause the failure of the relevant closing conditions in the Merger Agreement to be satisfied, (vii) by Raymond James if, under certain circumstances, the Board of Directors of TriState Capital has made a “Recommendation Change” (as defined in the Merger Agreement) or has engaged in certain intentional and material breaches of the Merger Agreement, and (viii) by Raymond James or TriState Capital if, under certain circumstances, the shareholders of TriState Capital do not vote to approve the Mergers. The Merger Agreement further provides that a termination fee of $41,908,000 will be payable by TriState Capital to Raymond James upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Mergers, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Raymond James or TriState Capital, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Raymond James, TriState Capital, their respective affiliates or their respective businesses, the Merger Agreement and the Mergers that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a proxy statement of TriState Capital, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of Raymond James and TriState Capital makes with the SEC.

Support Agreements

On October 20, 2021, in connection with the execution of the Merger Agreement, Raymond James, Merger Sub 1 and TriState Capital entered into (i) a Support Agreement (the “Management Support Agreement”) with James F. Getz and Brian S. Fetterolf, each solely in his capacity as a shareholder of TriState Capital, and (ii) a Support Agreement (the “Stone Point Support Agreement” and, together with the Management Support Agreement, the “Support Agreements”) with T-VIII PubOpps LP (“Stone Point” and, together with James F. Getz and Brian S. Fetterolf, the “Supporting Shareholders”).

Pursuant to the Support Agreements, each of the Supporting Shareholders agreed that, among other things, at any meeting of TriState Capital’s shareholders in connection with the approval of the Merger Agreement or any other meeting or action of TriState Capital’s shareholders with respect to which they are entitled to vote or consent on, each Supporting Shareholder will vote all the Shares (as defined in their respective Support Agreements) beneficially owned by them (the “Owned Voting Shares”) (i) in favor of approval of the Mergers, the Merger Agreement and the transactions contemplated thereby, (ii) against any action or agreement that, to the knowledge of such Supporting Shareholder, would result in a breach of any covenant, representation or warranty or any other material obligation or agreement of TriState Capital contained in the Merger Agreement or of such Supporting Shareholder in such Support Agreement and (iii) against certain alternative acquisition proposals. Each Supporting Shareholder also agreed not to solicit or engage in negotiations with respect to certain alternative acquisition proposals.

In addition, during the term of the applicable Support Agreement, each Supporting Shareholder agreed, except in limited circumstances, not to sell, transfer, pledge, encumber, distribute by gift or donation, or otherwise dispose of the Owned Voting Shares.

Pursuant to the Stone Point Support Agreement, Stone Point agreed to (i) the conversion of the TSC Series C Preferred Stock at the First Effective Time in the manner provided in the Merger Agreement (as described above), notwithstanding Section 12 of the Certificate of Designation with respect to the TSC Series C Preferred Stock, (ii) the conversion of the Warrants at the First Effective Time in the manner provided in the Merger Agreement (as described above), notwithstanding Section 14 of the Warrant and (iii) an amendment to the Certificate of Designations in respect of the TSC Series C Preferred Stock to effect the foregoing treatment of the TSC Series C Preferred Stock. Stone Point also agreed to take such further actions as may be reasonably requested by Raymond James or TriState Capital in order to effect the intent of the foregoing, and TriState Capital agreed to approve and file the amendment to the Certificate of Designations in respect of the TSC Series C Preferred Stock contemplated in the Stone Point Support Agreement.

The Management Support Agreement will terminate upon the earliest to occur of (i) the date, if any, of termination of the Merger Agreement in accordance with its terms, (ii) the First Effective Time, and (iii) the date, if any, of any amendment, waiver or modification to the Merger Agreement that (A) reduces or has the effect of reducing the Exchange Ratio or the Cash Consideration per share of TSC Common Stock, (B) changes the form of all or any portion of the consideration to be provided with respect to the Shares or (C) imposes any material condition to the receipt of any such consideration.

The Stone Point Support Agreement will terminate upon the earliest to occur of (i) the date, if any, of termination of the Merger Agreement in accordance with its terms, (ii) the First Effective Time, (iii) the date, if any, of any amendment, waiver or modification to the Merger Agreement that (A) reduces or has the effect of reducing the Exchange Ratio or the Cash Consideration per share of TSC Common Stock, the cash consideration per share of TSC Series C Preferred Stock or the cash consideration payable in respect of the Warrants, (B) changes the form of all or any portion of the consideration to be provided with respect to the Shares or (C) imposes any material condition to the receipt of any such consideration and (iv) receipt of the approval of the Merger Agreement by the affirmative vote of a majority of all the votes entitled to be cast on such matter by the holders of TSC Common Stock, other than, in the case of the foregoing clause (iv), the survival of certain provisions relating to the TSC Series C Preferred Stock and the Warrants.

The foregoing description of the Support Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Support Agreements, which are attached hereto as Exhibit 10.1 and Exhibit 10.2 and are incorporated herein by reference.

* * *

Forward-Looking Statements

Statements included in this communication, which are not historical in nature are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, but are not limited to, statements about the benefits of the proposed acquisition of TriState Capital by Raymond James, including future financial and operating results (including the anticipated effect of the transaction on Raymond James’s and TriState Capital’s respective earnings), statements related to the expected timing of the completion of the transaction, Raymond James’s plans post-transaction, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “scheduled,” “plans,” “intends,” “anticipates,” “expects,” “believes,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Raymond James or TriState Capital to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; (4) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (5) the failure to obtain the necessary approvals by the shareholders of TriState Capital; (6) the amount of the costs, fees, expenses and charges related to the transaction; (7) the ability by each of Raymond James and TriState Capital to obtain required governmental approvals of the transaction (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction; (9) the failure of the closing conditions in the transaction agreement to be satisfied, or any unexpected delay in closing the transaction; (10) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

(11) the dilution caused by Raymond James’s issuance of additional shares of its common stock in the transaction; (12) general competitive, economic, political and market conditions, and (13) other factors that may affect future results of TriState Capital and Raymond James including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation and legislative and regulatory actions and reforms. Additional factors which could affect future results of Raymond James and TriState Capital can be found in Raymond James’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and TriState Capital’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Raymond James and TriState Capital disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Information About the Transaction and Where to Find It

Raymond James intends to file a registration statement on Form S-4 with the SEC to register the shares of Raymond James’s common stock and preferred stock that will be issued to TriState Capital’s shareholders in connection with the transaction. The registration statement will include a proxy statement of TriState Capital that also constitutes a prospectus of Raymond James. The definitive proxy statement/prospectus will be sent to the shareholders of TriState Capital in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Raymond James or TriState Capital through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Raymond James or TriState Capital at:

Raymond James 880 Carillon Parkway Saint Petersburg, FL 33716 Attention: Investor Relations	TriState Capital 301 Grant Street, Suite 2700 Pittsburgh, PA 15219 Attention: Investor Relations

Before making any voting or investment decision, investors and security holders of Raymond James and TriState Capital are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in the Solicitation

Raymond James, TriState Capital, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Raymond James can be found in Raymond James’s definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on January 8, 2021, and other documents subsequently filed by Raymond James with the SEC. Information about the directors and executive officers of TriState Capital can be found in TriState Capital’s definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 7, 2021, and other documents subsequently filed by TriState Capital with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.

ITEM 9.01. Financial Statements and Exhibits

(d)	Exhibits. The following are filed as exhibits to this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated October 20, 2021, among Raymond James Financial, Inc., Macaroon One LLC, Macaroon Two LLC and TriState Capital Holdings, Inc.*

10.1	Support Agreement, dated October 20, 2021, between James F. Getz, Brian S. Fetterolf, Raymond James Financial, Inc., Macaroon One LLC and, solely for purposes of the last sentence of Section 9 thereof, TriState Capital Holdings, Inc.

10.2	Support Agreement, dated October 20, 2021, by and among T-VIII PubOpps LP, Raymond James Financial, Inc., Macaroon One LLC and, solely for purposes of the last sentence of Section 9 and Section 10(c) thereof, TriState Capital Holdings, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: October 26, 2021	By:	/s/ Paul M. Shoukry
Paul M. Shoukry
Chief Financial Officer and Treasurer